Mail Stop 3720


      January 18, 2007


Darryl Franklin
Chief Executive Officer
Associated Media Holdings, Inc.
Park Tower
5150 East Pacific Coast Highway, Suite 300
Long Beach, CA  90804

      Re:	Associated Media Holdings, Inc.
      Registration Statement on Form SB-2
      Filed December 22, 2006
		File No. 333-139640

Dear Mr. Franklin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that the selling shareholders will sell their shares "at privately negotiated prices until our shares are quoted on the Pink Sheets or the Over-the-Counter Bulletin Board ("OTCBB")," yet there is currently no market for your securities.
Item 501 of Regulation S-B requires that you include the price range or the formula or method to be used to calculate the offering price.
Please include a fixed price or price range pursuant to Rule 430A under the Securities Act prior to effectiveness. Also revise to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin
Board and thereafter they will sell at prevailing market prices or privately-negotiated prices. Alternatively, you may file a post-effective amendment to switch to a market price when the shares begin trading on a market.

Management`s Discussion and Analysis
2. We note your reference to the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Section 27A(b)(2)(D) of the Securities Act of 1933 expressly states that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering, which includes your registration of securities on this Form SB-2. Please either delete any references to the safe harbor or make clear that the safe harbor does not apply to you. Also note that the safe harbor does not apply to statements made by a registrant that has issued penny stock during the three year period preceding the date on which the statements are first made.

Signature page
3. Identify, such as by parenthetical, the person signing in the capacity of your principal accounting officer or controller, as your principal accounting officer`s or controller`s signature to the registration statement is required by Form SB-2.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert F. Bartelmes at (202) 551-3354 or me at
(202) 551-3833 if you have any questions.


      					Sincerely,



      					Michele Anderson
      Legal Branch Chief


cc:  	via facsimile (301) 230-2891
	Jacob Frenkel, Esq.
	Scott Museles, Esq.
	Shulman, Rogers, Gandal, Pordy & Ecker, P.A.




Mr. Darryl Franklin
Associated Media Holdings, Inc.
January 18, 2007
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE